August 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Mail Stop 3233
Washington, DC  20549

Attention:          Greg Herbers

Re:	Modiv Inc. Offering Statement on Form 1-A File No. 024-11566

Qualification Request
	Requested Date:	August 16, 2021
	Requested Time:	2:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Modiv Inc. (the “Company”) hereby respectfully requests that the above-referenced offering statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes Lauren Prevost or Seth Weiner of Morris, Manning & Martin, LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to Lauren Prevost or Seth Weiner of Morris, Manning & Martin, LLP, at (404) 504-7744 or (404) 504-7664, respectively.

If you have any questions or comments regarding this qualification request, please direct them to Ms. Prevost.

Very truly yours,

/s/ Aaron S. Halfacre

Aaron S. Halfacre
Chief Executive Officer and President

cc:	Lauren Prevost Seth Weiner Morris, Manning & Martin, LLP